# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DELTA APPAREL, INC, CIK 0001101396
CUSIP: 247368103
Title of class of securities: Common stock, $0.01 par value
Address of issuer's principal executive offices: 2750 PREMIER PKWY., 2750 PREMIER PKWY., DULUTH, Georgia (GA), 30097
Date of event which requires filing of this statement: 09/09/2024
Amends the filing with accession number 0001654954-23-012757
Filed by CIK 0001539281
Persons authorized to receive notices and communications: Forager Fund, L.P., Attn: Edward Kissel, 2025 3rd Ave. N, Suite 350, Birmingham, Alabama (AL), 35203, 205-383-4763

## Reporting persons
- Forager Fund, L.P. (CIK 0001539281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Forager Capital Management, LLC (CIK 0001802986): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (0% of the class)
- Kissel Edward Urban (CIK 0001877495): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 100; sole dispositive power 0; shared dispositive power 100; aggregate amount beneficially owned 100 (0% of the class)
- MacArthur Robert Symmes (CIK 0001877496): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 100; sole dispositive power 0; shared dispositive power 100; aggregate amount beneficially owned 100 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.01 par value
Name of issuer: DELTA APPAREL, INC
Address of issuer's principal executive offices: 2750 PREMIER PKWY., 2750 PREMIER PKWY., DULUTH, Georgia (GA), 30097

## Item 2. Identity and Background
Name of person filing: This Amendment No. 5 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Delta Apparel, Inc., a Georgia corporation (the "Issuer"), filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 10, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 13, 2023, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on November 13, 2023, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on December 21, 2023, and as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on January 3, 2024 (such joint statement, as so amended and as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:
Residence or business address: This Amendment No. 5 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Delta Apparel, Inc., a Georgia corporation (the "Issuer"), filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 10, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 13, 2023, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on November 13, 2023, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on December 21, 2023, and as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on January 3, 2024 (such joint statement, as so amended and as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:
Present principal occupation or employment: This Amendment No. 5 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Delta Apparel, Inc., a Georgia corporation (the "Issuer"), filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 10, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 13, 2023, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on November 13, 2023, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on December 21, 2023, and as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on January 3, 2024 (such joint statement, as so amended and as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:
Criminal convictions in the last five years: This Amendment No. 5 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Delta Apparel, Inc., a Georgia corporation (the "Issuer"), filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 10, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 13, 2023, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on November 13, 2023, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on December 21, 2023, and as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on January 3, 2024 (such joint statement, as so amended and as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:
Civil proceedings (securities laws) in the last five years: This Amendment No. 5 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Delta Apparel, Inc., a Georgia corporation (the "Issuer"), filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 10, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 13, 2023, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on November 13, 2023, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on December 21, 2023, and as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on January 3, 2024 (such joint statement, as so amended and as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:
Citizenship: This Amendment No. 5 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Delta Apparel, Inc., a Georgia corporation (the "Issuer"), filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 10, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on October 13, 2023, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog on November 13, 2023, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on December 21, 2023, and as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel and Robert MacArthur on January 3, 2024 (such joint statement, as so amended and as amended herein, the "Schedule 13D"), amends the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons have acquired beneficial ownership of an aggregate of 100 shares of Common Stock for $704.50 using working capital from the GP.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons have acquired beneficial ownership of an aggregate of 100 shares of Common Stock for $704.50 using working capital from the GP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 7,051,153 shares of Common Stock issued and outstanding as of May 7, 2024, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 30, 2024. All of the share numbers reported herein are as of January 8, 2025, unless otherwise indicated. The number of shares beneficially owned by each Reporting Person has not changed since the date of event that requires filing of this Amendment. Each Reporting Person's cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

The Reporting Persons, in the aggregate, beneficially own 100 shares of Common Stock of the Issuer, representing approximately 0.0% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 0 shares of Common Stock representing 0% of the class; (ii) the GP beneficially owns 100 shares of Common Stock representing approximately 0.0% of the class; (iii) Mr. Kissel, as the managing partner of the GP, beneficially owns 100 shares of Common Stock representing approximately 0.0% of the class; and (iv) Mr. MacArthur, as the managing partner of the GP, beneficially owns 100 shares of Common Stock representing approximately 0.0% of the class. Each of the Fund and the GP has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Each of Mr. Kissel and Mr. MacArthur has the shared power to vote and dispose of the shares of Common Stock beneficially owned by such person (as described above).
Number of shares as to which each person has sole or shared power to vote or dispose:
The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 7,051,153 shares of Common Stock issued and outstanding as of May 7, 2024, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 30, 2024. All of the share numbers reported herein are as of January 8, 2025, unless otherwise indicated. The number of shares beneficially owned by each Reporting Person has not changed since the date of event that requires filing of this Amendment. Each Reporting Person's cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

The Reporting Persons, in the aggregate, beneficially own 100 shares of Common Stock of the Issuer, representing approximately 0.0% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 0 shares of Common Stock representing 0% of the class; (ii) the GP beneficially owns 100 shares of Common Stock representing approximately 0.0% of the class; (iii) Mr. Kissel, as the managing partner of the GP, beneficially owns 100 shares of Common Stock representing approximately 0.0% of the class; and (iv) Mr. MacArthur, as the managing partner of the GP, beneficially owns 100 shares of Common Stock representing approximately 0.0% of the class. Each of the Fund and the GP has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Each of Mr. Kissel and Mr. MacArthur has the shared power to vote and dispose of the shares of Common Stock beneficially owned by such person (as described above).
Transactions in the class effected during the past sixty days:
Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock since January 3, 2024 (the date of the filing of Amendment No. 4 to the Schedule 13D):

Date of Sale
09/09/2024

Shares Sold (#)
579,426

Sale Price per Share ($)
$ 0.0005

The above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.
Other persons with the right to receive dividends or sale proceeds: none.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On September 9, 2024, each Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: none.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: none.

## Signatures
- Forager Fund, L.P.: /s/ Robert MacArthur, Robert MacArthur (01/08/2025)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Robert MacArthur (01/08/2025)
- Kissel Edward Urban: /s/ Edward Kissel, Edward Kissel (01/08/2025)
- MacArthur Robert Symmes: /s/ Robert MacArthur, Robert MacArthur (01/08/2025)